Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2017 AND 2016

(Presented in thousands of United States dollars, unless otherwise stated)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited – Presented in thousands of US dollars, except for shares and per share amounts)

	Three months ended September 30,		Nine months ended September 30
	2017	2016	2017	2016
Sales (note 21)	$64,012	$65,212	$192,757	$152,389
Cost of sales (note 22)	39,068	36,798	118,419	92,504

Mine operating income	24,944	28,414	74,338	59,885

Other expenses
Selling, general and administrative (note 23)	5,045	7,153	16,242	29,138
Exploration and evaluation	41	18	193	194
Share of loss of equity-accounted investee	47	—	88	—
Foreign exchange loss (gain)	102	83	3,329	(378)
Other expenses (income)	821	—	1,828	(4)

	6,056	7,254	21,680	28,950

Operating income	18,888	21,160	52,658	30,935
Finance items
Interest income	(674)	(89)	(1,474)	(235)
Interest expense	439	531	1,375	1,545
Accretion of provisions	173	124	498	399
Loss (gain) on financial assets and liabilities carried at fair value	3,206	(203)	4,223	(346)

	3,144	363	4,622	1,363

Income before income taxes	15,744	20,797	48,036	29,572
Income taxes
Current income tax expense	6,675	10,296	23,476	17,792
Deferred income tax (recovery) expense	(1,199)	344	(7,605)	435

	5,476	10,640	15,871	18,227

Net income for the period	$10,268	$10,157	$32,165	$11,345

Earnings per share (note 20)
Basic	$0.06	$0.08	$0.20	$0.08
Diluted	$0.06	$0.07	$0.20	$0.08
Weighted average number of common shares outstanding during the period (000’s)
Basic	159,307	141,062	157,503	133,676
Diluted	159,534	142,462	157,849	134,796

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited – Presented in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net income for the period	$10,268	$10,157	$32,165	$11,345
Items that may in the future be reclassified to profit or loss:
Change in fair value of hedging instruments, net of nil tax (note 10b)	55	274	235	(425)
Change in fair value of marketable securities, net of nil tax (note 6)	(24)	286	162	593

Comprehensive income for the period	$10,299	$10,717	$32,562	$11,513

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – Presented in thousands of US dollars)

	September 30, 2017	December 31, 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$118,660	$82,484
Short term investments (note 5)	77,113	41,100
Marketable securities (note 6)	1,086	1,579
Derivative assets (note 10)	2	973
Accounts and other receivables (note 8)	32,658	24,987
Income tax receivable	129	72
Prepaid expenses	2,385	2,145
Inventories (note 9)	16,662	13,572
Assets held for sale	1,434	—

	250,129	166,912

Deposits on non-current assets (note 11)	1,265	572
Investment in associate (note 7)	2,798	—
Other non-current receivables	889	562
Deferred tax assets	282	471
Mineral properties and exploration and evaluation assets (note 12)	276,228	263,535
Plant and equipment (note 13)	121,300	130,863

Total assets	$652,891	$562,915

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 14)	$36,400	$40,160
Closure and rehabilitation provisions (note 17)	1,397	1,121
Income taxes payable	10,147	14,447
Current portion of finance lease obligations	1,444	2,128
Derivative liabilities (note 10)	3,107	254

	52,495	58,110

Bank loan	39,845	39,768
Lease obligations	—	906
Other liabilities (note 16)	1,339	3,544
Closure and rehabilitation provisions (note 17)	12,652	12,091
Deferred tax liabilities	17,551	25,345

Total liabilities	123,882	139,764

EQUITY
Share capital (note 19)	417,762	343,963
Reserves	15,986	16,092
Retained earnings	95,261	63,096

Total equity	529,009	423,151

Total liabilities and equity	$652,891	$562,915

/s/ Jorge Ganoza Durant	/s/ Robert R. Gilmore
Jorge Ganoza Durant	Robert R. Gilmore
Director	Director

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Presented in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income for the period	$10,268	$10,157	$32,165	$11,345
Items not involving cash
Depletion, depreciation, and amortization	10,842	9,532	32,879	22,764
Accretion	423	124	748	399
Income taxes	5,476	10,640	15,871	18,227
Share based payments	499	101	779	399
Share of loss of equity-accounted investee	47	—	88	—
Write-down of inventories	—	—	566	—
Write-down of mineral properties, plant and equipment	823	4	1,262	—
Unrealized foreign exchange loss (gain)	(341)	(121)	458	—
Unrealized gain (loss) on financial assets carried at fair value	3,135	(203)	4,143	(346)
Other	527	494	522	(14)

	31,699	30,729	89,481	52,774
Accounts and other receivables	(2,543)	(5,070)	(7,770)	(20,869)
Prepaid expenses	(629)	647	(54)	696
Inventories	(1,972)	(578)	(3,798)	(1,501)
Trade and other payables	62	6,532	(4,166)	(1,095)
Share units payable	(454)	1,045	(3,780)	10,262
Payments on closure and rehabilitation provisions	(227)	(57)	(462)	(202)

Cash provided by operating activities	25,936	33,248	69,451	40,065
Income taxes paid	(5,776)	(3,756)	(27,832)	(12,141)
Interest paid	(450)	(572)	(1,355)	(1,308)
Interest income	692	93	958	240

Net cash provided by operating activities	20,402	29,014	41,222	26,856

INVESTING ACTIVITIES
Purchase of Lindero Project	—	(4,876)	—	(4,876)
Purchase of term deposits	(1,132)	(22,900)	(150,566)	(42,410)
Redemption of term deposits	76,995	17,500	113,595	39,841
Investment in marketable securities (notes 6 and 7)	—	—	(2,153)	(1,165)
Settlement of derivative instruments	(25)	—	(32)	—
Purchase of mineral properties, plant and equipment	(11,199)	(10,644)	(35,571)	(30,683)
Proceeds from sale of assets	27	—	42	9

Cash provided by (used in) investing activities	64,666	(20,920)	(74,685)	(39,284)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	—	1,516	76,407	5,486
Share issuance costs	5	—	(5,018)	—
Repayments of finance lease obligations	(533)	(518)	(1,590)	(690)
Other	—	—	—	(6)

Cash provided by (used in) financing activities	(528)	998	69,799	4,790

Effect of exchange rate changes on cash held	26	(501)	(160)	—

Increase (decrease) in cash and cash equivalents during the period	84,566	8,591	36,176	(7,638)
Cash and cash equivalents, beginning of period	34,094	55,989	82,484	72,218

Cash and cash equivalents, end of period	$118,660	$64,580	$118,660	$64,580

Cash and cash equivalents consists of:
Cash	$26,034	$62,830	$26,034	$62,830
Cash equivalents	92,626	1,750	92,626	1,750

Cash and cash equivalents, end of period	$118,660	$64,580	$118,660	$64,580

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Presented in thousands of US dollars, except for shares)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity
Balance at January 1, 2017	146,978,173	$343,963	$14,865	$(222)	$334	$1,115	$63,096	$423,151
Total comprehensive income
Net income for the period	—	—	—	—	—	—	32,165	32,165
Other comprehensive income	—	—	—	235	162	—	—	397

Total comprehensive income	—	—	—	235	162	—	32,165	32,562

Transactions with owners of the Company
Issuance of common shares	11,873,750	74,804	—	—	—	—	—	74,804
Share issuance costs	—	(5,018)	—	—	—	—	—	(5,018)
Exercise of warrants	238,515	1,083	—	—	—	—	—	1,083
Exercise of stock options	133,060	520	—	—	—	—	—	520
Issuance of shares for mineral property	239,385	1,128	—	—	—	—	—	1,128
Transfer upon exercise of stock options	—	198	(198)	—	—	—	—	—
Transfer upon exercise of warrants	—	1,084	(1,084)	—	—	—	—	—
Share-based payments (note 18 and 19)	—	—	779	—	—	—	—	779

	12,484,710	73,799	(503)	—	—	—	—	73,296

Balance at September 30, 2017	159,462,883	$417,762	$14,362	$13	$496	$1,115	$95,261	$529,009

Balance at January 1, 2016	129,240,567	$203,953	$14,169	$(307)	$—	$1,115	$45,238	$264,168

Total comprehensive income
Net income for the period	—	—	—	—	—	—	11,345	11,345
Other comprehensive income	—	—	—	(425)	593	—	—	168

Total comprehensive income	—	—	—	(425)	593	—	11,345	11,513

Transactions with owners of the Company
Exercise of stock options	14,569,045	122,813	—	—	—	—	—	122,813
Transfer upon exercise of stock options	2,021,861	7,833	(2,347)	—	—	—	—	5,486
Share-based payments (note 18 and 19)	—	—	399	—	—	—	—	399

	16,590,906	130,646	(1,948)	—	—	—	—	128,698

Balance at September 30, 2016	145,831,473	$334,599	$12,221	$(732)	$593	$1,115	$56,583	$404,379

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

1.	Reporting Entity

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is developing the Lindero Gold Project in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	Basis of Accounting

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 «Interim Financial Reporting». They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016, which includes information necessary for understanding the Company’s business and financial presentation. The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements, with the exception of the accounting policy for investments in associates, described in note 4(a).

On November 7, 2017, the Company’s Board of Directors approved these interim financial statements for issuance.

3.	Functional and Presentation Currency

These interim financial statements are presented in United States Dollars (“$” or “US$”), which is the functional currency of the Company. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

4.	Significant Accounting Policies

(a)	New Accounting Policy

Investment in Associates

Associates are those entities in which the Company has significant influence, but not control or joint control, over the entity’s financial and operating policies. Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

(b)	Significant Accounting Estimates and Judgements

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impacts of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim consolidated financial statements for the three and nine months ended September 30, 2017, the Company applied the critical judgements and estimates as disclosed in note 5 of its audited consolidated financial statements for the year ended December 31, 2016.

(c)	Adoption of New Accounting Standards

The following standards or amendments were adopted effective January 1, 2017. They had no significant impact on the financial position, results of operations, or cash flows of the Company previously reported.

Amendments to IAS 12 «Recognition of Deferred Tax Assets for Unrealized Losses». On January 19, 2016, the IASB issued amendments to IAS 12 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. The Company applied this amendment on January 1, 2017 with no change to the condensed consolidated interim financial statements.

Amendments to IAS 7 «Statement of Cash Flows» Disclosure Initiative. On January 29, 2016, the IASB issued amendments to IAS 7 to provide investors with additional information to better understand changes in financial liabilities arising from both cash and non-cash items. The Company applied this amendment on January 1, 2017 with no change to the condensed consolidated interim financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

(d)	New Accounting Standards issued but not yet effective

In 2014, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which will replace IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer-term nature of the macro hedging project which is currently at the discussion paper phase of the due process. The Company expects the following impact of this standard upon adoption on January 1, 2018:

i.

investments classified as available-for-sale will be re-designated as fair value through profit and loss financial instruments. The Company expects that there will be an adjustment to opening deficit and accumulated other comprehensive loss on transition for cumulative gains/losses on these instruments.

ii.	the Company do not expect to apply hedge accounting to its metal forward and collar contracts and intends to continue to apply hedge accounting to its interest rate swap; and

iii.

the Company does not expect a material impact to the measurement of its financial instruments from any of the other changes to this standard, including the new expected credit loss model for calculating impairment of financial assets.

In 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which provides guidance on the nature, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The effective date of this standard is January 1, 2018, with earlier adoption permitted. The Company has made a preliminary assessment of all its contracts with customers with respect to the application of IFRS 15, and, do not believe it will change the point of revenue recognition or materially change the amount of revenue recognized compared to how we recognize revenue under our current policies.

Our revenues involve a relatively limited number of contracts and customers. In addition, our revenue contracts do not involve multiple types of performance obligations. Revenues from concentrates are recognized as provisional sales, at the time the metals sold and delivered to the customer. Provisional sales are marked to market at the end of each period and adjusted for final settlement. We anticipate separately presenting the provisional pricing adjustments within our revenue note disclosure upon adoption of IFRS 15.

In 2016, the IASB issued IFRS 16 (“IFRS 16”), Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company will be developing a transition plan for this new standard by the end of 2017. The effect of the implementation of IFRS 16 is expected to increase plant and equipment and related lease payable amounts.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

5.	Short Term Investments

	September 30, 2017	December 31, 2016
Term deposits and similar instruments	$77,113	$41,100

The term deposits have maturities in excess of 90 days and less than one year on the date of purchase.

6.	Marketable Securities

	September 30, 2017	December 31, 2016
Common shares of Medgold Resources Corp.	$—	$1,266
Warrants of Medgold Resources Corp.	—	313
Common shares of Prospero Silver Corp.	1,031	—
Warrants of Prospero Silver Corp.	55	—

	$1,086	$1,579

In June 2016, the Company acquired 10 million common shares and 10 million warrants of Medgold Resources Corp. (“Medgold”). In February 2017, the Company exercised all of the Medgold warrants it held. Upon exercise, the Company held 24.0% of the issued and outstanding common shares of Medgold (20.4% on a fully diluted basis) and reclassified the amounts to investment in associate (note 7).

In May 2017, the Company acquired by way of a private placement 5,357,142 units of Prospero Silver Corp. (“Prospero”) at a price of C$0.28 per unit for cash consideration of C$1.5 million. Each unit is comprised of one common share and one common share purchase warrant exercisable at C$0.35 per share for three years. Following the transaction, the Company owns 14.91% of the issued and outstanding common shares of Prospero and would own 25.95% if all of the warrants were exercised, and if the Board of Directors of Prospero approve an increase in the Company’s ownership above 19.9%.

During the three and nine months ended September 30, 2017 the Company recognized an unrealized loss of $9 and $30, respectively related to fair value adjustments on its marketable securities to the income statement (2016—$203 and $346 unrealized gain), and an unrealized loss of $24 and $86, respectively, related to fair value adjustments on its marketable securities through other comprehensive income (2016 – $286 and $593 unrealized gain).

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

7.	Investment in Associate

Medgold is a Canadian public company which trades on the TSX Venture Exchange under the ticker symbol MED and is quoted in Canadian dollars (“C$”). Medgold’s principal business activity is the acquisition and exploration of resource properties in Serbia.

On February 7, 2017, the Company exercised its share purchase warrants to purchase 10 million common shares of Medgold (note 6) subsequent to which the Company holds a 24% equity interest in Medgold. The Company, has significant influence over Medgold commencing on February 7, 2017, and accounts for its investment using the equity method from that date. The Company is related to Medgold by virtue of a director in common.

Medgold shares and warrants presented as marketable securities, January 1, 2017	$1,579
Cash paid upon exercise of warrants	1,372
Fair value adjustments prior to February 7, 2017	(65)

Balance of Medgold Investment at February 7, 2017	2,886
Share of Medgold’s loss for the period February 7, 2017 to September 30, 2017	(88)

Balance September 30, 2017	$2,798

8.	Accounts and Other Receivables

	September 30, 2017	December 31, 2016
Trade receivables from concentrate sales	$30,498	$23,185
Advances and other receivables	1,547	1,095
Value added taxes recoverable	613	707

Accounts and other receivables	$32,658	$24,987

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

The Company’s trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers and no amounts were past due at September 30, 2017 or December 31, 2016.

9.	Inventories

	September 30, 2017	December 31, 2016
Concentrate stockpiles	$2,506	$1,285
Ore stockpiles	3,338	2,659
Materials and supplies	10,818	9,628

Inventories	$16,662	$13,572

During the three and nine months ended September 30, 2017, the Company expensed $38,281 and $116,880 (three and nine months ended September 30, 2016 – $36,370 and $91,139), respectively, of inventories to cost of sales.

For the three and nine months ended September 30, 2017, the Company wrote down spare parts inventory of $nil and $566, respectively (September 30, 2016—$nil and $nil, respectively).

10.	Derivative Assets and Derivative Liabilities

	September 30, 2017	December 31, 2016
Assets
Interest rate swap	$2	$—
Commodity derivative contracts	—	973

Derivative assets	$2	$973

Liabilities
Interest rate swap	$—	$254
Commodity derivative contracts	3,107	—

Derivative liabilities	$3,107	$254

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

(a)	Commodity derivative contracts

In December 2016, the Company entered into two sets of zinc forward sales contracts with Scotiabank, to mitigate its commodity price risks. The zinc forward sales contracts consist of a total of 3900 tonnes of zinc at a price of $2,650 per tonne and 3900 tonnes of zinc at a price of $2,750 per tonne settling, on average 650 tonnes per month through to the end of December 2017.

In January 2017, the Company entered into a set of lead forward sales contracts with Scotiabank, to mitigate its commodity price risks. The lead forward sales contracts consist of 2,965 tonnes of lead at a price of $2,340 per tonne settling, on average 270 tonnes per month through to the end of December 2017.

In July 2017, the Company entered into zero cost collars for an aggregate 5,100 tonnes of lead with a floor price of $2,100 per tonne and a cap price of $2,500 per tonne, maturing from August 2017 to June 2018. The Company also entered into zero cost collars for an aggregate 3,900 tonnes of zinc with a floor price of $2,500 per tonne and a cap price of $2,965 per tonne, maturing during the first half of 2018.

The zinc and lead contracts are derivate financial instruments and are not accounted for as designated hedges under IAS 39. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

The following table summarizes the gains (losses) from the settlement of and the open positions for the zinc and lead forward sales contracts as at September 30, 2017:

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Realized
Zinc Contracts
Tonnes settled	2,060	—	5,193	—
Average settlement price per tonne	$2,778	$—	$2,191	$—
Settlement gains (losses)	$166	$—	$(202)	$—
Lead Contracts
Tonnes settled	821	—	1,794	—
Average settlement price per tonne	$2,252	$—	$2,245	$—
Settlement gains (losses)	$69	$—	$169	$—
Unrealized
Zinc Contracts
Open positions—tonnes	7,810	—	7,810	—
Price per tonne	$2,500-$2,965	$—	$2,500-$2,965	$—
Unrealized gains (losses)	$(2,045)	$—	$(2,770)	$—
Lead Contracts
Open positions—tonnes	5,371	—	5,371	—
Price per tonne	$2,100-$2,650	$—	$2,100-$2,650	$—
Unrealized gains (losses)	$804	$—	$(669)	$—

(b)	Interest rate swap

Effective April 1, 2015, the Company entered into an interest rate swap (“Swap”) on a notional amount of $40,000, which expires on March 25, 2019 and matches the maturity of the bank loan. The swap has been designated as a hedge for accounting purposes. The swap was entered into to hedge the variable interest rate risk on the Company’s bank loan. The fixed interest rate on the swap is 1.52% and the floating amount is based on the one-month LIBOR rate. The swap is settled on a monthly basis, with settlement being the net difference between the fixed and floating interest rates.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

During the three and nine months ended September 30, 2017 the Company recognized unrealized gain of $55 and $235 (three and nine months ended September 30, 2016 — unrealized gain of $274 and unrealized losses of $425), respectively, related to fair value adjustments through other comprehensive income. The Swap was determined to be an effective hedge for the periods.

11.	Deposits on Non-Current Assets

	September 30, 2017	December 31, 2016
Deposits on equipment	$382	$119
Deposits paid to contractors	883	453

Deposits on non-current assets	$1,265	$572

12.	Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depleted
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2017	$100,630	$151,259	$130,590	$1,844	$384,323
Additions	7,774	10,993	7,747	3,432	29,946
Change in rehabilitation provision	41	429	39	—	509
Write-offs	—	—	—	(117)	(117)

Balance, September 30, 2017	$108,445	$162,681	$138,376	$5,159	$414,661

ACCUMULATED IMPAIRMENT
Balance, January 1, 2017	$31,900	$—	$—	$—	$31,900

Balance, September 30, 2017	$31,900	$—	$—	$—	$31,900

ACCUMULATED DEPLETION
Balance, January 1, 2017	$42,059	$46,829	$—	$—	$88,888
Depletion	4,929	12,716	—	—	17,645

Balance, September 30, 2017	$46,988	$59,545	$—	$—	$106,533

NET BOOK VALUE, September 30, 2017	$29,557	$103,136	$138,376	$5,159	$276,228

Page | 9

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Depletable		Not depleted
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2016	$92,973	$136,666	$—	$1,533	$231,172
Acquisition of subsidiary	—	—	128,687	—	128,687
Additions	7,060	14,643	1,795	942	24,440
Change in rehabilitation provision	597	(414)	108	—	291
Write-offs	—	(512)	—	(631)	(1,143)
Reclassifications (note 13)	—	876	—	—	876

Balance, December 31, 2016	$100,630	$151,259	$130,590	$1,844	$384,323

ACCUMULATED IMPAIRMENT
Balance, January 1, 2016	$31,900	$—	$—	$—	$31,900

Balance, December 31, 2016	$31,900	$—	$—	$—	$31,900

ACCUMULATED DEPLETION
Balance, January 1, 2016	$37,552	$33,000	$—	$—	$70,552
Depletion	4,507	13,829	—	—	18,336

Balance, December 31, 2016	$42,059	$46,829	$—	$—	$88,888

NET BOOK VALUE, December 31, 2016	$26,671	$104,430	$130,590	$1,844	$263,535

The assets of Caylloma (Bateas) and San Jose (Cuzcatlan), and their holding companies are pledged as security under the Company’s credit facility.

(a)	Exploration and Evaluation Assets

Included in mineral properties are exploration and evaluation assets which are categorized as non-depleted other in the above tables. The Company is currently conducting exploration and evaluation activities on the following properties:

(i)	Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary, Compañia Minera Cuzcatlan S.A de C.V. (“Cuzcatlan”), held an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“Property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”), a company with certain directors in common with the Company.

The option allowed the Company to earn the Interest by spending $2,000 on exploration of the Property (which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the Property), making staged payments totaling $300 in cash, and issuing 250,000 common shares of the Company to Radius according to an agreed schedule.

Page | 10

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

On August 2, 2017, the Company completed a purchase and sale agreement with Radius to acquire the Property for total consideration of $1,328, comprising of $150 cash, and the issuance of 239,385 common shares. In addition, Radius was granted a 2% NSR royalty on the Property. The Company has the right to purchase one-half of the royalty for $1,500.

During the nine months ended September 30, 2017, the Company spent $1,486 on the property, including on the acquisition of the Property ($1,328) and on exploration ($158).

(ii)	Northwest Nevada Initiative

In December 2016, the Company entered into an option agreement with an unrelated party to acquire 6,756 mineral claims in north west Nevada, USA, totaling 239,128 acres (96,773 hectares).

To maintain this agreement, the Company is required to make cash payments totaling $2.3 million, a combination of cash and shares of $4.1 million and spend $2.0 million of exploration expenditures by December 6, 2020.

A further success payment is required if the Company completes an economic study on a potential mine if certain minimum technical parameters based on resource size and rate of return are met.

Balance, December 31, 2016	$200
Exploration expenditures	1,232

1,432
Less: write down of exploration expenditures	(115)

Balance September 30, 2017	$1,317

(iii)	Lindero Project

On September 21, 2017, the Board of Directors approved the construction of the Lindero Gold Project, and the expenditures related to this project will no longer be classified as an exploration and evaluation asset.

Page | 11

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

13.	Plant and Equipment

	Machinery and equipment	Land, buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2017	$57,685	$132,067	$15,848	$1,095	$7,810	$941	$215,446
Additions	1,705	19	397	51	—	6,204	8,376
Disposals	(3,256)	(1,111)	—	(87)	(515)	—	(4,969)
Reclassifications	617	179	48	19	—	(863)	—

Balance, September 30, 2017	$56,751	$131,154	$16,293	$1,078	$7,295	$6,282	$218,853

ACCUMULATED IMPAIRMENT
Balance, January 1, 2017	$3,776	$16,154	$2,365	$—	$475	$—	$22,770
Disposals	(1)	—	—	—	(75)	—	(76)

Balance, September 30, 2017	$3,775	$16,154	$2,365	$—	$400	$—	$22,694

ACCUMULATED DEPRECIATION
Balance, January 1, 2017	$17,864	$33,479	$6,748	$576	$3,146	$—	$61,813
Disposals	(1,934)	(413)	—	(78)	(440)	—	(2,865)
Reclassifications	(18)	—	5	13	—	—	—
Depreciation	3,424	10,008	1,930	129	420	—	15,911

Balance, September 30, 2017	$19,336	$43,074	$8,683	$640	$3,126	$—	$74,859

NET BOOK VALUE, September 30, 2017	$33,640	$71,926	$5,245	$438	$3,769	$6,282	$121,300

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2016	$28,462	$94,872	$15,476	$711	$5,215	$38,792	$183,528
Acquisition of subsidiary	6,954	—	—	—	—	—	6,954
Additions	1,627	258	368	181	2,013	21,849	26,296
Disposals	(211)	—	(106)	(64)	(75)	—	(456)
Reclassifications (note 12)	20,853	36,937	110	267	657	(59,700)	(876)

Balance, December 31, 2016	$57,685	$132,067	$15,848	$1,095	$7,810	$941	$215,446

ACCUMULATED IMPAIRMENT
Balance, January 1, 2016	$3,784	$16,154	$2,405	$—	$483	$—	$22,826
Disposals	(8)	—	(40)	—	(8)	—	(56)

Balance, December 31, 2016	$3,776	$16,154	$2,365	$—	$475	$—	$22,770

ACCUMULATED DEPRECIATION
Balance, January 1, 2016	$14,816	$24,466	$4,387	$505	$2,845	$—	$47,019
Disposals	(199)	—	(64)	(60)	(67)	—	(390)
Reclassifications	12	2	(14)	—	—	—	—
Depreciation	3,235	9,011	2,439	131	368	—	15,184

Balance, December 31, 2016	$17,864	$33,479	$6,748	$576	$3,146	$—	$61,813

NET BOOK VALUE, December 31, 2016	$36,045	$82,434	$6,735	$519	$4,189	$941	$130,863

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

14.	Trade and Other Payables

	September 30, 2017	December 31, 2016
Trade accounts payable	$12,076	$15,251
Refundable deposits to contractors	811	1,514
Payroll payable	11,003	10,755
Mining royalty	767	755
Value added taxes payable	2,429	1,866
Interest payable	129	114
Due to related parties (note 15(a))	23	10
Other payables	805	354

	28,043	30,619

Deferred share units payable	4,262	4,992
Restricted share units payable	2,047	2,870
Performance share units payable	2,048	1,679

Total current share units payable (note 18)	8,357	9,541

Total trade and other payables	$36,400	$40,160

15.	Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these interim financial statements, the Company entered into the following related party transactions during the period:

Purchase of Goods and Services

During the three and nine months ended September 30, 2017 and 2016, the Company entered into the following related party transactions with Gold Group Management Inc. and Mill Street Services Ltd., companies with directors in common with the Company.

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Salaries and wages	$18	$14	$122	$105
General and administrative expenses	20	14	151	89

	$38	$28	$273	$194

The Company has outstanding balances payable with Gold Group Management Inc. of $23 as at September 30, 2017 (December 31, 2016 - $10). Amounts due to related parties are due on demand, and are unsecured.

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

16.	Other Liabilities

	September 30, 2017	December 31, 2016
Restricted share units (note 18)	$889	$1,619
Performance share units (note 18)	—	1,866
Other non-current liabilities	450	59

	$1,339	$3,544

17.	Closure and Rehabilitation Provisions

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance January 1, 2017	$8,182	$4,822	$208	$13,212
Changes in estimate	(146)	(233)	39	(340)
Incurred and charged against the provision	(341)	(122)	—	(463)
Accretion expense	229	269	250	748
Effect of foreign exchange changes	230	662	—	892

Balance September 30, 2017	8,154	5,398	497	14,049
Current portion	1,127	270	—	1,397

Non-current portion	$7,027	$5,128	$497	$12,652

Closure and reclamation provisions represent the present value of rehabilitation costs relating to mine and development sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of closure and rehabilitation obligations during the nine months period ended September 30, 2017.

18.	Share Based Payments

(a)	Deferred Share Units (“DSUs”)

Deferred share units are typically granted to non-executive directors of the Company. They are payable in cash, upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company. The DSUs are fair valued at the end of each reporting period with a corresponding expense to share-based payments, a component of selling, general and administrative costs.

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Number of Deferred Share Units	Fair Value
Outstanding, December 31, 2015	1,016,416	$2,279
Grants	201,319	781
Units paid out in cash	(238,027)	(1,721)
Units transferred to trade payables paid F2017	(96,640)	(902)
Change in fair value	—	4,555

Outstanding, December 31, 2016	883,068	$4,992
Grants	91,108	429
Change in fair value	—	(1,159)

Outstanding, September 30, 2017	974,176	$4,262

(b)	Restricted Share Units (“RSUs”)

Restricted share units are from time to time granted to officers and employees of the Company and typically vest over three years, in tranches of 20%, 30%, and 50%. RSUs are settled in either cash or common shares (as determined by the Company’s Board of Directors at the grant date) at each vesting date, or upon a change of control or termination without cause. The amount payable is calculated based on a five-day trailing average price. RSUs that settle in cash are amortized over the vesting period based on the Company’s stock price at the end of each reporting period based on the Company’s closing stock price. RSUs that settle in common shares are initially fair valued on grant date and amortized over the vesting period.

	Number of Restricted Share Units	Fair Value
Outstanding, December 31, 2015	1,015,846	$2,179
Grants to executive director	317,276	1,161
Grants to officers	389,991	1,509
Grants to employees	82,679	323
Units paid out in cash	(419,019)	(2,104)
Forfeited or cancelled	(49,053)	—
Change in fair value	—	1,421

Outstanding, December 31, 2016	1,337,720	$4,489
Grants to officers	406,499	1,919
Grants to employees	36,698	175
Units paid out in cash	(403,023)	(2,100)
Forfeited or cancelled	(5,007)	(5)
Change in fair value and vesting	—	303

Outstanding, September 30, 2017	1,372,887	$4,781
Less: Equity grants to executive director and officers	(390,751)	$(1,845)

Cash settleable restricted share units, September 30, 2017	982,136	$2,936

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

(c)	Performance Share Units (“PSUs”)

Performance Share Units (“PSUs”) are performance-based awards for the achievement of specified performance metrics by specified deadlines, which are settled in cash and vest over a three-year period in tranches of 20%, 30% and 50%. PSUs for which the performance metrics have not been achieved are forfeited and cancelled. The PSUs for which the performance metrics have been achieved vest and are paid in cash based on a five-day trailing average price.

	Number of Performance Share Units	Fair Value
Outstanding, December 31, 2015	1,236,620	$1,194
Units paid out in cash	(247,324)	(961)
Forfeited or cancelled	(103,761)	—
Change in fair value	—	3,312

Outstanding, December 31, 2016	885,535	$3,545
Units paid out in cash	(332,076)	(1,770)
Change in fair value and vesting	—	273

Outstanding, September 30, 2017	553,459	$2,048

19.	Share Capital

(a)	Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

(b)	Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at September 30, 2017, a total of 2,222,905 common shares were available for issuance under the plan.

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2015	3,105,355	$3.66
Exercised	(2,236,861)	$3.45
Forfeited	(23,501)	$4.79

Outstanding, December 31, 2016	844,993	$4.19
Exercised	(133,060)	$5.17
Granted	617,694	$6.35

Outstanding, September 30, 2017	1,329,627	$4.00

Vested and exercisable, December 31, 2016	459,578	$3.68

Vested and exercisable, September 30, 2017	711,933	$4.00

During the nine months ended September 30, 2017, 617,694 options (year ended December 31, 2016—nil) were granted.

The assumptions used to estimate the fair value of the stock options granted during the nine months ended September 30, 2017 were a risk-free interest rate of 0.77%, expected volatility of 63.02%, expected term of 3 years, expected forfeiture rate of 5.57%, and an expected dividend yield of nil. The fair value, as determined using the Black-Scholes model, per option granted in the period was $2.61.

During the three and nine months ended September 30, 2017, the Company expensed a total of $241 and $437, respectively in share-based payments related to the vesting of stock options (three and nine months ended September 30, 2016 – $102 and $399).

Subsequent to September 30, 2017 there were 174,000 employee stock options exercised at prices ranging from C$0.85 to C$4.79.

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

20.	Earnings per Share

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Net income for the period	$10,268	$10,157	$32,165	$11,345
Weighted average number of shares (000’s)	159,307	141,062	157,503	133,676

Earnings per share—basic	$0.06	$0.08	$0.20	$0.08

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Net income for the period	$10,268	$10,157	$32,165	$11,345

Weighted average number of shares (‘000’s)	159,307	141,062	157,503	133,676
Incremental shares from options	227	916	308	1,045
Incremental shares from warrants	—	484	39	75

Weighted average diluted number of shares (000’s)	159,534	142,462	157,850	134,796

Diluted earnings per share	$0.06	$0.07	$0.20	$0.08

During the three and nine months ended September 30, 2017 there were 617,694 (2016: nil) anti-dilutive options with exercise prices of C$6.35 and C$nil (2016: C$nil) and during the three and nine months ended September 30, 2017 there were 344,462 and nil (nil and nil) anti-dilutive warrants excluded from the above calculation with exercise prices of C$6.01 and C$nil (2016: C$nil).

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

21.	Sales

(a)	By product and geographical area

	Three months ended September 30, 2017
	Canada	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$—	$—	$41,819	$—	$41,819
Silver-lead concentrates	—	10,540	—	—	10,540
Zinc concentrates	—	11,653	—	—	11,653

Sales to external customers	$—	$22,193	$41,819	$—	$64,012

	Three months ended September 30, 2016
	Canada	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$—	$—	$46,781	$—	$46,781
Silver-lead concentrates	—	10,684	—	—	10,684
Zinc concentrates	—	7,747	—	—	7,747

Sales to external customers	$—	$18,431	$46,781	$—	$65,212

	Nine months ended September 30, 2017
	Canada	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$—	$—	$129,909	$—	$129,909
Silver-lead concentrates	—	30,093	—	—	30,093
Zinc concentrates	—	32,755	—	—	32,755

Sales to external customers	$—	$62,848	$129,909	$—	$192,757

	Nine months ended September 30, 2016
	Canada	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$—	$—	$103,308	$—	$103,308
Silver-lead concentrates	—	30,739	—	—	30,739
Zinc concentrates	—	18,342	—	—	18,342

Sales to external customers	$—	$49,081	$103,308	$—	$152,389

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

(b)	By major customer

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Customer 1	$28,466	$25,248	$72,371	$53,317
Customer 2	13,353	21,531	57,538	49,991
Customer 3	22,193	3,762	54,256	14,151
Customer 4	—	10,684	8,508	30,943
Other Customers	—	3,987	84	3,987

	$64,012	$65,212	$192,757	$152,389

For the three and nine months ended September 30, 2017, three and five (September 30, 2016: five) customers represented 100% of total sales to external customers, respectively.

22.	Cost of Sales

	Three months ended			Nine months ended
	September 30, 2017			September 30, 2017
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$8,310	$14,786	$23,096	$25,882	$43,965	$69,847
Salaries and benefits	1,487	1,376	2,863	4,465	3,964	8,429
Workers’ participation	558	961	1,519	1,107	3,687	4,794
Depletion and depreciation	2,428	8,316	10,744	7,414	25,138	32,552
Royalties	276	570	846	760	2,037	2,797

	$13,059	$26,009	$39,068	$39,628	$78,791	$118,419

	Three months ended			Nine months ended
	September 30, 2016			September 30, 2016
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$7,970	$13,451	$21,421	$23,866	$32,850	$56,716
Salaries and benefits	1,556	1,217	2,773	4,040	3,459	7,499
Workers’ participation	394	1,969	2,363	743	3,335	4,078
Depletion and depreciation	2,027	7,340	9,367	5,739	16,681	22,420
Royalties	228	646	874	600	1,191	1,791

	$12,175	$24,623	$36,798	$34,988	$57,516	$92,504

Page | 21

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

23.	Selling, General, and Administrative

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
General and administrative	$4,644	$3,940	$14,228	$11,819
Workers’ participation	345	564	1,135	971

	4,989	4,504	15,363	12,790
Share-based payments	56	2,649	879	16,348

	$5,045	$7,153	$16,242	$29,138

24.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value

Trade receivables

Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.

Interest rate swaps, and metal contracts

Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Page | 22

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

Marketable securities—warrants

The Company determines the value of the warrants using a Black-Scholes valuation model which uses a combination of quoted prices and market-derived inputs, such as volatility and interest rate estimates. Fair value changes on the warrants are charged to profit and loss.

During the three and nine months ended September 30, 2017, and 2016, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 23

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Carrying value						Fair value
September 30, 2017	Available for sale	Fair value through profit or loss	Fair Value (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Marketable securities—shares	$1,031	$—	$—	$—	$—	$1,031	$1,031	$—	$—	$—
Marketable securities—warrants	—	55	—	—	—	55	—	55	—	—
Trade receivables concentrate sales	—	—	—	—	—	—	—	30,498	—	(30,498)

	$1,031	$55	$—	$—	$—	$1,086	$1,031	$30,553	$—	$(30,498)

Financial assets not measured at Fair Value
Cash and cash equivalents	$—	$—	$—	$118,660	$—	$118,660	$—	$—	$—	$118,660
Term deposits	—	—	—	77,113	—	77,113	—	—	—	77,113
Other receivables	—	—	—	1,547	—	1,547	—	—	—	1,547
Interest rate swap asset	—	—	2	—	—	2	—	2	—	—

	$—	$—	$2	$197,320	$—	$197,322	$—	$2	$—	$197,320

Financial liabilities measured at Fair Value
Metal forward sales contracts	$—	$—	$—	$—	$—	$—	$—	$(3,107)	$—	$3,107

	$—	$—	$—	$—	$—	$—	$—	$(3,107)	$—	$3,107

Financial liabilities not measured at Fair Value
Trade payables	$—	$—	$—	$—	$(12,076)	$(12,076)	$—	$—	$—	$(12,076)
Payroll payable	—	—	—	—	(11,003)	(11,003)	—	—	—	(11,003)
Share units payable	—	—	—	—	(9,246)	(9,246)	—	(9,246)	—	—
Finance lease obligations	—	—	—	—	(1,444)	(1,444)	—	—	—	(1,444)
Bank loan payable	—	—	—	—	(39,845)	(39,845)	—	(40,000)	—	—
Other payables	—	—	—	—	(2,174)	(2,174)	—	—	—	(2,174)

	$—	$—	$—	$—	$(75,788)	$(75,788)	$—	$(49,246)	$—	$(26,697)

Page | 24

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Carrying value						Fair value
December 31, 2016	Available for sale	Fair value through profit or loss	Fair Value (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Marketable securities—shares	$1,266	$—	$—	$—	$—	$1,266	$1,266	$—	$—	$—
Marketable securities—warrants	—	313	—	—	—	313	—	313	—	—
Trade receivables concentrate sales	—	23,185	—	—	—	23,185	—	23,185	—	—
Zinc swaps	—	973	—	—	—	973	—	973	—	—

	$1,266	$24,471	$—	$—	$—	$25,737	$1,266	$24,471	$—	$—

Financial assets not measured at Fair Value
Cash and cash equivalents	$—	$—	$—	$82,484	$—	$82,484	$—	$—	$—	$82,484
Term deposits	—	—	—	41,100	—	41,100	—	—	—	41,100
Other receivables	—	—	—	72	—	72	—	—	—	72

	$—	$—	$—	$123,656	$—	$123,656	$—	$—	$—	$123,656

Financial liabilities measured at Fair Value
Interest rate swap liability	$—	$—	$(254)	$—	$—	$(254)	$—	$(254)	$—	$—

	$—	$—	$(254)	$—	$—	$(254)	$—	$(254)	$—	$—

Financial liabilities not measured at Fair Value
Trade payables	$—	$—	$—	$—	$(15,251)	$(15,251)	$—	$—	$—	$(15,251)
Payroll payable	—	—	—	—	(10,755)	(10,755)	—	—	—	(10,755)
Share units payable	—	—	—	—	(13,026)	(13,026)	—	(13,026)	—	—
Finance lease obligations	—	—	—	—	(3,034)	(3,034)	—	—	—	(3,034)
Bank loan payable	—	—	—	—	(39,768)	(39,768)	—	(40,000)	—	—
Other payables	—	—	—	—	(17,605)	(17,605)	—	—	—	(17,605)

	$—	$—	$—	$—	$(99,439)	$(99,439)	$—	$(53,026)	$—	$(46,645)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

25.	Segmented Information

The following summary describes the operations of each reportable segment.

•	Bateas – operates the Caylloma silver, lead, and zinc mine

•	Cuzcatlan – operates the San Jose silver-gold mine

•	Lindero – development of the Lindero Gold Project

•	Corporate – corporate stewardship

	Three months ended September 30, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$—	$22,193	$41,819	$—	$64,012
Cost of sales	—	(13,059)	(26,009)	—	(39,068)
Selling, general, and administration	(2,716)	(889)	(1,440)	—	(5,045)
Other expenses	(120)	(27)	(864)	—	(1,011)
Finance items	(160)	(3,119)	135	—	(3,144)

Segment profit (loss) before taxes	(2,997)	5,098	13,643	—	15,744
Income taxes	(175)	(1,865)	(3,328)	(108)	(5,476)

Segment profit (loss) after taxes	$(3,172)	$3,233	$10,315	$(108)	$10,268

	Three months ended September 30, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$—	$18,431	$46,781	$—	$65,212
Cost of sales	—	(12,175)	(24,623)	—	(36,798)
Selling, general, and administration	(4,917)	(738)	(1,498)	—	(7,153)
Other (expenses) income	(94)	(90)	83	—	(101)
Finance items	(266)	(32)	(65)	—	(363)

Segment profit (loss) before taxes	(5,276)	5,396	20,677	—	20,797
Income taxes	1	(2,565)	(8,076)	—	(10,640)

Segment profit (loss) after taxes	$(5,275)	$2,831	$12,601	$—	$10,157

	Nine months ended September 30, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$—	$62,848	$129,909	$—	$192,757
Cost of sales	—	(39,628)	(78,791)	—	(118,419)
Selling, general, and administration	(10,091)	(2,187)	(3,964)	—	(16,242)
Other expenses	(151)	(71)	(5,216)	—	(5,438)
Finance items	(673)	(4,032)	83	—	(4,622)

Segment profit (loss) before taxes	(10,916)	16,930	42,022	—	48,036
Income taxes	(490)	(5,183)	(10,090)	(108)	(15,871)

Segment profit (loss) after taxes	$(11,406)	$11,747	$31,932	$(108)	$32,165

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Nine months ended September 30, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$—	$49,081	$103,308	$—	$152,389
Cost of sales	—	(34,988)	(57,516)	—	(92,504)
Selling, general, and administration	(23,266)	(2,006)	(3,866)	—	(29,138)
Other income (expenses)	313	(75)	(50)	—	188
Finance items	(1,022)	(150)	(191)	—	(1,363)

Segment profit (loss) before taxes	(23,975)	11,862	41,685	—	29,572
Income taxes	20	(3,645)	(14,602)	—	(18,227)

Segment profit (loss) after taxes	$(23,955)	$8,217	$27,083	$—	$11,345

	September 30, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$95,409	$116,433	$297,812	$143,237	$652,891
Total liabilities	$56,012	$23,840	$42,030	$2,000	$123,882

	December 31, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$40,351	$105,001	$279,316	$138,247	$562,915
Total liabilities	$57,132	$23,622	$57,962	$1,048	$139,764

26.	Contingencies and Capital Commitments

(a)	Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in March 2017, with total undiscounted closure costs of $9,230 consisting of progressive closure activities of $3,646, final closure activities of $4,971, and post-closure activities of $613. Pursuant to the closure regulations, the Company is required to place the following guarantees with the government:

•	2017 – $3,179

•	2018 – $4,990

•	2019 – $6,928

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3,179 (2016 – $3,179), on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2017.

Page | 27

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

(b)	Other Commitments

As at September 30, 2017, the Company had the following capital commitments, expected to be expended within one year:

•	$1,108 for the filtration plant at the San Jose property,

•	$216 for plant and mine equipment at the San Jose property,

•	$388 for the plant and mine equipment at the Caylloma property,

•	$181 for civil work, equipment purchases and other services at the Lindero Gold Project.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period, as at September 30, 2017 are as follows:

	Expressed in $‘000’s
	Expected payments due by period as at September 30, 2017
	Less than 1 year	1 - 3 years	4 - 5 years	Total
Office premises	$474	$1,045	$780	$2,299

Computer equipment	$99	$54	$—	$153

Machinery	$7	$—	$—	$7

Total operating leases	$580	$1,099	$780	$2,459

(c)	Tax Contingencies

Peru

The Company has been assessed by SUNAT, the Peruvian tax authority, $1,739 including interest and penalties of $570 for tax years 2010 and 2011.

•	The Company is appealing these assessments.

•	The Company has provided a guarantee by way of a letter bond in the amount of $816.

No amounts have been accrued at September 30, 2017 or December 31, 2016 in respect of these tax assessments. The Company believes its more likely than not that the Company’s appeal will be successful.

Mexico

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were reviewed by the Mexican Tax Administration Service (“SAT”) and faced an administrative customs procedure (“PAMA”) for specific temporary import documents (pediments). On October 27, 2015, the SAT issued an assessment regarding the Company’s foreign trade operations for tax years 2011 to 2014,

Page | 28

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

and denied certain claims, which resulted in the following assessments totaling $198 (the “tax credit”):

•	$30 in general import tax, $90 in VAT, and $5 custom management tax, and

•	associated fines of $94

On December 11, 2015, the Company established a security bond in the amount of $211 in favor of PAMA to collateralize this tax credit of $198. This security bond has been renewed until February 2018. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). On August 18, 2016, the Mexican Federal Court issued a first instance resolution declaring the nullity and voidance of the tax assessment, which the tax authority appealed.

On April 6, 2017, the Mexican Federal Court issued a ruling to reinstate the tax credits in dispute and ordered tax authority to settle the tax credits. The ruling is final and unappealable. Subsequent to September 30, 2017, the security bond was released and fully recovered.

(d)	Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. In our opinion, none of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

Page | 29